Exhibit 99.6

Sunil A. Patel	Merck
Senior Vice President and	2000 Galloping Hill Road
Head of Corporate Development	Kenilworth, NJ 07033
merck.com

STRICTLY PRIVATE & CONFIDENTIAL

February 9, 2021

Dr. Rahul Kakkar

Chief Executive Officer

Pandion Therapeutics, Inc.

134 Coolidge Avenue

Watertown, Massachusetts 02472

Dear Dr. Kakkar,

Reference is made to our discussions regarding the proposed acquisition (the “Proposed Transaction”) of all of the issued and outstanding equity interests of Pandion Therapeutics, Inc. (the “Company”) by Merck Sharp & Dohme Corp. or one of its designated affiliates (collectively, “Merck”). In order to facilitate and expedite continued discussions between the Company and Merck with respect to the Proposed Transaction, and understanding that Merck has devoted and intends to continue to devote substantial time and effort to the evaluation and documentation of the Proposed Transaction, the parties hereto hereby agree as set forth below.

1.

Exclusivity. During the Exclusivity Period (as defined below), the Company shall not, and shall cause its subsidiaries not to, and shall not authorize or permit their respective Representatives (as defined below) to (other than with respect to Merck or any of its Representatives), directly or indirectly, (i) solicit, initiate, seek, propose, knowingly encourage (including by way of furnishing information) or knowingly take any action designed to facilitate any inquiry regarding, or the making of any inquiry, proposal or offer that constitutes, or could lead to, an Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations relating to, enter into any agreement, arrangement or understanding (whether or not binding) relating to, or otherwise cooperate in any way with, any Acquisition Proposal or any inquiry, proposal or offer that could lead to an Acquisition Proposal, (iii) furnish any information relating to the Company or any of its subsidiaries or any Company Product or the Company Platform (each as defined below) or afford access to the business, properties, assets, books or records of the Company or any of its subsidiaries to any person in connection with any Acquisition Proposal or any inquiry, proposal or offer that constitutes, or could lead to, an Acquisition Proposal, (iv) grant any waiver, amendment or release of or under, or fail to enforce, any confidentiality, standstill or similar agreement with respect to the Company or any of its subsidiaries, (v) otherwise knowingly facilitate any effort or attempt to make an

Acquisition Proposal or any inquiry, proposal or offer that could lead to an Acquisition Proposal, (vi) take any action or exempt any person from the restriction on “business combinations” or any similar provision contained in applicable anti-takeover laws or the Company’s organizational documents or grant a waiver under Section 203 of the Delaware General Corporation Law, or (vii) resolve, propose or agree to do any of the foregoing. If, at any time The Company shall, and shall cause its subsidiaries and its and their respective Representatives to, immediately terminate any and all discussions or negotiations with any party other than Merck (and its Representatives) with respect to any Acquisition Proposal or any inquiry, proposal or offer that constitutes, or could lead to, an Acquisition Proposal.

If, at any time prior to the expiration of the Exclusivity Period, the Company or any of its Representatives is approached in any manner by a person other than Merck or any of its Representatives with respect to an Acquisition Proposal or any inquiry, proposal or offer that constitutes, or could lead to, an Acquisition Proposal, the Company shall promptly (and in any event within 24 hours of such approach) inform Merck of such contact and furnish Merck with the proposed purchase price (or other transaction consideration) and other material terms of such Acquisition Proposal or inquiry, proposal or offer.

2.	Certain Definitions. For purposes of this letter agreement, the following terms shall have the following meanings:

a.

“Acquisition Proposal” means any inquiry, offer, proposal or indication of interest (in writing or otherwise) from any third party relating to any transaction or series of related transactions involving (i) any acquisition or purchase by any third party, directly or indirectly, of 15% or more of any class of outstanding voting or equity securities of the Company, or any tender offer or exchange offer that, if consummated, would result in any third party beneficially owning 15% or more of any class of outstanding voting or equity securities of the Company, (ii) any merger, amalgamation, consolidation, share exchange, business combination, asset acquisition, sale, joint venture, license, collaboration, research and development or other similar transaction involving assets or businesses that constitute or represent 15% or more of the consolidated revenue, net income or assets of the Company and its subsidiaries, taken as a whole, (iii) any sale or license of (other than any non-exclusive license and non-material license granted by the Company in the ordinary course of business consistent with past practice), or joint venture, partnership or collaboration with respect to the Company Platform or any Company Product or (iv) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company, the business of which constitutes 15% or more of the consolidated revenue, net income or assets of the Company and its subsidiaries, taken as a whole.

b.

“Company Platform” means the platform employed by the Company or its subsidiaries to design and develop immune modulator proteins targeting immune control nodes (including regulatory T cells and inhibitory checkpoints) known as the TALON (Therapeutic Autoimmune reguLatOry proteiN) platform, including all processes involved in the use of such platform, as well as all modifications thereto.

c.

“Company Product” means any product subject to a preclinical or clinical trial, or being researched, tested, developed, manufactured, or otherwise exploited by or on behalf of the Company or its subsidiaries and all products with respect to which the Company or its subsidiaries has royalty rights, including PT001, PT002, PT101, or PT627, in each case, in any dosage form or formulation.

d.

“Exclusivity Period” means the period commencing upon the Company’s execution and delivery of this letter agreement and ending at 11:59 p.m. New York City Time on February 19, 2021; provided, that if, at such time, Merck is working in good faith toward finalizing the Proposed Transaction, the Exclusivity Period shall be extended automatically for an additional 10 days.

e.

“Representatives” of a person means, such person’s respective affiliates and each of such person’s and such affiliates’ respective officers, directors and employees, agents, advisors (including legal counsel and financial advisors), consultants, and any other persons acting under their direction, and the representatives of any of the foregoing.

3.

Definitive Agreements. The parties hereto agree that unless and until a definitive written agreement with respect to the Proposed Transaction has been executed and delivered (and in that case, subject to the terms, conditions and limitations set forth therein), neither Merck nor the Company will be under any legal obligation of any kind whatsoever with respect to the Proposed Transaction by virtue of this letter agreement or any written or oral expression with respect to the Proposed Transaction by any of the respective Representatives of either Merck or the Company, in each case except for the following (which shall constitute binding and legally enforceable obligations of the applicable parties): (a) the express undertakings of the Company pursuant to Section 1 above and (b) the obligations of the parties set forth in the Confidential Disclosure-In Agreement, dated as of April 9, 2018, as subsequently amended by Amendment No. 1 to Confidential Disclosure-In Agreement, dated December 19, 2019 and Amendment No. 2 to the Confidential Disclosure-In Agreement, dated December 18, 2020, in each case, by and between the Company and Merck (the “Confidentiality Agreement”).

4.

Representatives; No Conflicts. The Company shall (a) ensure that its Representatives are aware of the provisions of this letter agreement, and (b) be responsible for any breaches by any such parties of this letter agreement. The Company represents and warrants to Merck that it is free to enter into this letter agreement and that the entry by the Company into this letter agreement will not conflict with the rights of any other person or entity.

5.

Confidentiality. The Company and its Representatives will not in any manner disclose or permit the disclosure of, and will keep strictly confidential, the existence and contents of this letter, the fact that a Proposed Transaction is being pursued, and that discussions or negotiations may be taking place between the Company and Merck, and the identity of Merck in connection with the Proposed Transaction.

6.

Remedies. Each party hereto agrees that irreparable harm would occur as a result of, and that monetary damages would not be a sufficient remedy for, any breach of this letter agreement and that the non-breaching party shall be entitled to equitable relief, including an injunction or injunctions and specific performance, as a remedy for any such breach (in any case without any requirement to prove damages or securing or posting any bond in connection with such remedy), and that such remedy shall not be deemed to be the exclusive remedy for a breach by any party of this letter agreement but shall be in addition to all other remedies available at law or in equity. No failure or delay by either party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

7.

Miscellaneous. The parties hereto acknowledge and agree that the mutual covenants contained in this letter agreement, and other good and valuable consideration provided by Merck contemplated herein, constitute good and sufficient consideration for the grant by the Company of the rights and obligations set forth in this letter agreement. This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to conflicts of law principles or rules (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware. This letter agreement may be executed in any number of counterparts, including by .pdf transmission, each of which shall be deemed an original and all of which together shall constitute one agreement. This letter agreement may be amended, modified or extended only by a written agreement signed by each of the parties hereto.

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Very truly yours,

MERCK SHARP & DOHME CORP.

/s/ Sunil A. Patel
Name:	Sunil A. Patel
Title:	Senior Vice President and Head of Corporate Development

Agreed and accepted:

PANDION THERAPEUTICS, INC.

/s/ Rahul Kakkar, MD
Name:	Rahul Kakkar, MD
Title:	CEO

Date:	9 Feb 2021